

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Ding Jinbiao, Chief Executive Officer
Westergaard.com, Inc.
Chendai Andou Industry Park, Jinjiang
Quanzhou, Fujian, China 362211

> **Re: Westergaard.com, Inc.**
> **Form 8-K**
> **Filed February 11, 2011**
> **File No. 000-29761**

Dear Mr. Ding:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed February 11, 2011

Cover Page

1.   Please revise to clarify whether your file number for this filing should be File No. 000-29761.

Item 1.01 Entry into a Material Definitive Agreement, page 1

2.   Please revise to disclose the date of effectiveness of your Share Exchange Agreement with Anbailun International Holdings Limited and Ansheng International, Inc. In this regard, we note on page one you reference a "Closing Date" of February 11, 2011, the dated the Share Exchange Agreement was entered. But there are references throughout

the filing that the closing date is prospective in nature. Further, in section 4.02 of Exhibit 2.1, the Closing Date is to occur following "the payment of the outstanding liabilities of Westergaard" and "at a mutually agreeable time and place" upon all conditions being met. Please revise accordingly.

Business, page 3

Overview, page 4

3.   We note two of the holding companies included in the diagram on page five were incorporated in 2010 whereas the operating company in the PRC was incorporated in 1995. Please revise your discussion here to clarify how your current corporate structure came to existence. Please ensure your disclosure clarifies the timing and nature of each transaction, the nature and amount of consideration exchanged, how you accounted for each transaction, as well as any common ownership between the legal acquirer and acquiree.

4.   Also, please revise the table on page five to identify the parties, including the "other shareholders" and the holders of AnSheng International inc.

5.   Please revise to provide the material terms of your share exchange agreement that occurred between Ansheng (HK) Holdings Limited and Fujian Jinjiang Chendai Ansheng ("Fujian Ansheng"), your operating subsidiary, which was entered on September 15, 2010. You should also file this document as an exhibit, pursuant to Item 601 of Regulation S-K.

6.   On page five, you reference that the September 15, 2010 share agreement that first provided foreign ownership of your operating subsidiary Fujian Ansheng was approved by the PRC government on December 13, 2010. Please revise to identify the entity that approved the agreement, and clarify the regulatory framework under which the approval was required. We note on page 60 you disclose you are not subject to the approvals or restrictions imposed to certain industries by MOFCOM and the NRDC.

Industry Overview, page 5

7.   Please revise to provide the sources of your industry statistics on pages five through seven, including date(s) of publication, title(s), author(s), and whether they are available publicly.

8.   On page six you disclose the price range of other companies' products. To the extent reasonably practicable, and to place this information and the references to "mid-to-low

end market" in context, please revise to provide an approximate range for your products, with dollar equivalents.

9.   We note the reference in the table on page 14 to Fujian Hongwei Shoes Plastic Co., Ltd., and approximately 32 million soles supplied. We also note that the supply agreement filed as exhibit 10.2 quantifies approximately 7.5 million. Please revise to reconcile the apparent inconsistency, or advise.

10.   Also, with a view to revised disclosure, advise us if Fujian or any of the other parties in the table are related persons.

Website, page 15

11.   Please revise to disclose your company's website, as described on page 15.

Risk Factors, page 18

12.   We note the representations on regulatory compliance appearing on pages 20 and 28. Please advise if you have received an opinion from counsel on these matters.

13.   We note the following vague references in the second risk factor on page 21: "these ventures," "these acquired companies," "these matters," "these cases," and "these situations." It is unclear what the risk is and how it is different from what you discuss in other risk factors. Please revise to clarify the risk here and in the China Regulations section on page 60.

14.   The first risk factor on page 25 does not identify any material "licenses and permits" that you do not currently have. Similarly, the first risk factor on page 29 does not identify the material "permits and approvals" referenced. Please revise to identify any material licenses, permits and approvals here and in the China Regulations section on page 60.

15.   The third risk factor on page 25 refers to specific amounts that must be set aside pursuant to dividend payment restrictions, but you do not state if you have met the minimum amounts. Please revise to clarify and in the China Regulations section on page 60.

16.   We note the fifth paragraph on page 28. It appears that the referenced actions have already been taken that would subject you to the cited risks, assuming the CSRC interprets the provisions contrary to your belief. Please revise to clarify and in the China Regulations section on page 60.

17.   Please revise to delete the last sentence on page 30 with respect to reliance on factual matters described in your disclosure.

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

18.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

19.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

20.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   a)   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   b)   what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   c)   the nature of his or her contractual or other relationship to you;
   d)   whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   e)   about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

21.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   a)   the name and address of the accounting firm or organization;
   b)   the qualifications of their employees who perform the services for your company;
   c)   how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   d)   how many hours they spent last year performing these services for you; and

      e)   the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

22.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

      a)   why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

      b)   how many hours they spent last year performing these services for you; and

      c)   the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

23.   As you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge.

24.   In the last risk factor on page 22, you refer to a $6,000,000 offering. Please explain to us what you mean or revise accordingly.

25.   Your reference to 81.4% of your shares of common stock being held by insiders in the second risk factor on page 29 does not equal the amounts indicated on page 63. Please revise to reconcile.

Change In Accountants

26.   In a merger accounted for as a reverse acquisition, a change in accountants usually occurs unless the same accountant has audited the historical financial statements of both the issuer and the operating company. The accountant who will no longer be associated with the combined entity is considered to be the predecessor accountant. We note that two accountants are involved in this transaction: LBB & Associates Ltd. LLP and Bernstein & Pinchuk LLP. Please amend this Form 8-K to include Item 4.01 and to report the change in accountants that includes all disclosures required by Item 304 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 37

27.   We note that your revenues increased at 50-60% rate for the past two years attributable
        to increased market demand and expansion of your sales network. Please discuss the
        primary drivers of market demand, the key variables and indicate any statistics that
        management tracks. Please provide a more detailed analysis on how you have
        expanded your sales networks. Tell us if you are selling your products to independent
        parties and quantify the distributors you had for each period. When you list multiple
        factors that contributed to changes in an income statement line item, you should
        quantify the impact of each factor that you discuss to provide your readers with better
        insight into the underlying reasons behind the changes in your results. Please discuss
        any known material trends, seasonal effects and uncertainties. Please refer to Item
        303(a) of Regulation S-K and to our Release 33-8350, available on our website at
        www.sec.gov/rules/interp/33-8350.htm.

28.   Revise MD&A to provide further clarification of the extent to which increases in sales
        were attributable to higher prices as opposed to higher volume. See Item
        303(a)(3)(iii).

Liquidity and Capital Resources, page 51

29.   Considering the significant increase in accounts receivable, revise the interim discussion
        of liquidity to discuss why receivables have increased significantly since year-end.
        Discuss whether this circumstance represents a trend that will have a material effect upon
        liquidity.   In this regard, please revise to provide additional detail regarding material
        accounts receivable balances outstanding at September 30, 2010 that have been
        outstanding for an extended period along with management's assessment of the
        collectability of these amounts. In addition, please provide disclosure regarding amounts
        that were collected subsequent to September 30, 2010.

30.   Given the material impact accounts receivable had on your operating cash flows, please
        quantify the days sales outstanding for the periods presented and explain significant
        fluctuations.

31.   Please disclose the material terms of all your material loan or credit agreements and file
        them as exhibits.

32.   Please revise page 52 to briefly clarify the circumstances of the dividends to the owner referenced in the third paragraph on page 52 and elsewhere. Also, revise to identify the "owner" on pages 51, 52 and elsewhere.

Executive Officers and Directors, page 55

33.   Please revise this section to clarify when the shell company directors resigned and whether you have a single director, Mr. Ding Jinbiao. Please delete references to directors in the plural if you have one director. Also, as you do not appear to have any independent directors, it is unclear why you reference "disinterested outside directors" on page 59. Please revise accordingly.

34.   Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the Mr. Ding Jinbiao should serve as a director in light of the registrant's business and structure.

35.   We note references to Ms. Yanyan on page 68. Please advise us whether you are referring to Mrs. Ding Sunmei. If so, please revise accordingly.

Executive Compensation, page 57

36.   Please revise your summary compensation table and related disclosures on pages 57, 58, 67 and 68 concerning compensation to include disclosure as of your last completed fiscal year, which appears to be December 31, 2010.

37.   We note the reference to "salaries paid to management of approximately $121,000" on page 38. Please advise whether such amounts are reflected in the summary compensation table, and if not, why not.

38.   Given your new status as a public company, revise to address the extent to which and how your compensation policies are anticipated to change. Also, please provide narrative disclosure explaining the extent to which the cash amounts referenced on page 52 were paid to executive officers in the form of dividends in light of services provided to the company.

39.   We note that your summary compensation table and your disclosures on pages 58 and 68 refer to compensation paid by Fujian Ansheng. Further, Exhibits 10.11 and 10.12 solely refer to compensation from Fujian Ansheng to Mr. Ding Jinbiao and Mrs. Ding Sunmei. Please revise this section to clarify all compensation paid to named executive officers, whether paid from a holding company or from a subsidiary. And clarify whether Mr. Ding Jinbiao, or any other named executive officer, received compensation or has an

employment agreement with Westergaard.com, Inc. or any of its subsidiaries beyond the operating subsidiary Fujian Ansheng.

Certain Relationships and Related Party Transactions, page 58

40. Please revise to disclose the material terms of the 300,000 RMB expense or debt Mr. Ding Jinbiao incurred in connection with leasing the office. It is unclear whether you are referring to a loan and whether there are any outstanding amounts owed to Mr. Ding Jinbiao.

41. We note that there appear to be several related party transactions referenced elsewhere but not in this section. For example, we note the transaction referenced in the second paragraph on page five. We also note amounts owed to Mr. Ding Jinbiao and loans guaranteed by Mr. Ding Jinbiao or an entity affiliated with his uncle referenced on pages F-15, F-16, and F-18. Please provide the disclosure required by Item 404(a) of Regulation S-K for all relevant transactions, including the identity of Mr. Ding Jinbiao's uncle.

42. Revise the first paragraph on page 59 to identify when you anticipate appointing independent directors, and identify the "appropriate" board committees that are anticipated to be created.

43. Revise to delete the reference "[f]rom time to time, one of more of our affiliates" on page 59 and either identify the affiliates and interests or state, if true, that there have not been any for the time period covered by the disclosure.

44. Please revise the third to last paragraph on page 59 to identify the affiliates and related entities with which you "intend to transact," and clarify the nature of such business.

China Regulations, page 60

45. We note the second to last sentence on page 61. With a view to revised disclosure, advise us if the holding company receives dividends and holds those in US accounts.

Principal Shareholders, page 63

46. Please revise to clarify who is the control person or beneficial ownership of Ansheng International Inc., Silver Stone Advisors Limited, Silver Rock Capital Limited, and Bonus Capital Co., Ltd.

47. Please revise to explain the circumstances under which Mr. Lam Chiu Ming obtained control of Fujian Ansheng through Ansheng International and why he will enter into a prospective share transfer agreement with Mr. Ding Jinbiao. It appears from page F-8 of

Exhibit 99.1 that Mr. Lam Chiu Ming divested his holdings of Fujian Ansheng in 2007. Also, please advise us when the share transfer agreement is expected to be entered.

Dividend Policy, page 64

48.   Please provide the disclosure required by Item 201(c) of Regulation S-K for Fujian Ansheng. On pages 51-52, you indicate that you had a large dividend payable in both 2007 and 2008.

Consultants, page 64

49.   Please revise to clarify whether Silver Stone Advisors Limited, Silver Rock Capital Limited, and Bonus Capital Co., Ltd. have received or will shortly receive shares of common stock or securities pursuant to the Engagement Agreement, the Bridge Loan Agreement, and/or Marketing and Consulting Agreement. Also, please file each of these agreements as exhibits, pursuant to Item 601 of Regulation S-K.

Item 3.02 Unregistered Sales of Equity Securities, page 65

50.   Please revise to provide the facts relied upon to make the exemption available for your issuance of 33,949,212 shares of common stock, as required by Item 701(d) of Regulation S-K. You reference exemptions under Regulations D and S, but do not provide sufficient facts for investors to determine whether you qualify for an exemption under those regulations or rules thereunder. Further, we are unable to locate a Form D filed in respect to this transaction. Please advise. In addition, we note that Fujian Ansheng or entities affiliated with it hired Bonus Capital under a marketing consultancy agreement that involves matters related to going public in the U.S. capital market. Please revise to provide information required by Item 701 for securities issued to Bonus Capital and other entities.

Item 9.01 Financial Statements and Exhibits

51.   We note your disclosures here that your primary operations consist of business and operations of Harbin Jiansheng Consulting Managerial Co. Ltd which are conducted by Heilongjiang Zhongxian Information Co. Ltd. These disclosures are not consistent with the disclosures under Item 1.01 and 2.01. Please explain the apparent inconsistencies and revise your disclosures as appropriate.

Exhibits

52.   We note that the supplier, sales and other agreements do not appear to be execution copies showing who signed on behalf of the entities. Please revise or advise.

53.   Also, it is unclear why the long-term contracts with distributors referenced on page 16 are not filed as exhibits. Please revise or advise.

Exhibit 99.1

Financial Statements

General

54.   Please note that you are required to update your Form 8-K to replace the interim financial statements for the nine months ended September 30, 2010, 2009 and 2008 with audited financial statements of Fujian Ansheng as of and for the year ended December 31, 2010. Refer to Exchange Act Rule 13a-1. Note that this amended 8-K must also include all of the information required by a Form 10-K. The amended Form 8-K is due no later than 90 days after the year ended December 31, 2010 or March 30, 2011.

55.   We note you acquired ANBAILUN International Holdings Limited ("Anbailun") on February 11, 2011 but have presented financial statements of Fujian Ansheng. To the extent the acquisition of Fujian Ansheng that was effective on December 13, 2010 by Anbailun's wholly-owned subsidiary, Ansheng (HK), was a common control transaction, the existing financial statements should be retroactively restated to give effect to the transaction and the financial statements should be identified as those of Anbailun. Please revise or tell us why the requested amendment is not required.

Notes to Financial Statements

Note 2- Summary of Significant Accounting Policies

Revenue Recognition, page F-10

56.   We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104. Please revise your disclosure to clarify how each of these criteria specifically applies to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated). If applicable, please highlight whether there are differences between major classes of customers (e.g. distributors, resellers) and/or differences among standard products versus customized orders. In addition, please revise to expand significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations and the related accounting policies.

57.   We note your policy on sales returns and allowances. Please clarify whether rights of return, refunds, or sales allowances exist for any sales to your customers. Describe how

you make a reasonable estimate on future returns. Confirm that your revenue and cost of sales reported in the statements of income have been reduced to reflect estimated returns pursuant to FASB ASC 605-15-25-1. Please quantify the estimated reductions to your revenue and cost of sales recorded for each period presented.

58.   Please revise to disclose your accounting policy relating to shipping and handling costs, including whether you charge your customers for shipping and handling fees and if you include such amounts in revenue.

Note 3 - Accounts Receivable, page F-13

59.   We note that your policy is to review accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. However, we note that you did not record any allowance for doubtful accounts for the three years ended December 31, 2009. Please further explain how you evaluated your accounts receivable balances and the factors and conditions that caused you to conclude that an allowance was not necessary.

Note 11- Income Tax Payable, page F-16

60.   We note that the accounting standards require the recognition of deferred tax assets and liabilities for the expected impact of differences between the financial statements and the tax basis of assets and liabilities. However you have recognized no deferred tax asset or liabilities for the three years ended December 31, 2009. Please explain why you have no deferred tax assets and liabilities. Also, please revise to provide complete income tax disclosures as required by FASB ASC 740-10-50, including the unrecognized tax benefit disclosures in FASB ASC 740-10-50-15.

Note 15- Commitment and Contingency, page F-18

61.   Please revise to disclose rental expense for each period for which an income statement is presented in accordance with FASB ASC 840-20-50-1. Additionally, we note you disclose on page 14 that you have entered into agreements with suppliers. Please tell us whether you have any long-term supply agreements and disclose such commitments here as appropriate.

Exhibit 99.2

Interim Financial Statements for the Nine Months Ended September 30, 2010, 2009 and 2008

General

62.   Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

Note 16-Subsequent Events, page F-10

63.   We note your disclosure that effective December 13, 2010, your subsidiary Ansheng (HK) Limited acquired 100% ownership of Fujian Ansheng. Please revise to provide detailed disclosures regarding the terms of the merger, consideration exchanged and related disclosures. Tell us and disclose how you accounted for this transaction (i.e. purchase accounting, reverse merger, entities under common control etc.) and how it is appropriate. In addition, expand the disclosures in Business and MD&A sections as appropriate.

Form 10-K for the Fiscal Year Ended October 30, 2010

Section 302 Certification

64.   We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respect:
- Reference to "small business issuer" was made in place of using "the registrant" in paragraphs three, four, and five

Please confirm in future filings, that you will revise the certifications to address the issue noted above.

Other Exchange Act Reports

65.   Please note that Westergaard.com is required to file a Form 10-Q for the quarter ended January 31, 2011 to avoid a lapse in reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director